

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Mr. John Rizzo
Chief Executive Officer
iTrackr Systems, Inc.
20423 State Road 7, Suite F6-490
Boca Raton, FL 33498

> **Re: iTrackr Systems, Inc.**
> **Item 4.02 Form 8-K**
> **Filed September 14, 2010**
> **File No. 000-52810**

Dear Mr. Rizzo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note that you have included on the facing page of the Form 8-K, the file number 000-28413 when the file number currently assigned to you in EDGAR is 000-52810. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing periodic reports in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

2.   We note that your current disclosures do not fully explain the facts underlying your restatement. Please expand your disclosures to provide a more detailed explanation of the information provided to you by your accountant. Refer to Item 4.02(b)(3) of Form 8-K.

3.   We note your disclosure in the first paragraph that Bedinger proposed an adjustment to your Board that will result in the restatement of your financial statements. Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the

disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

4.   When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the Company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant